Exhibit 19.1

CKX LANDS, INC.

INSIDER TRADING POLICY

1.	Introduction

While serving with CKX Lands, Inc. (the “Company” or “CKX”), CKX officers, directors, and employees will become aware of confidential and highly sensitive information about CKX, its customers, suppliers, or other companies with which CKX has relationships or may be negotiating transactions. Much of this information could affect the market price of securities issued by CKX or the other companies involved.

U.S. securities laws impose serious civil and criminal penalties on persons who purchase, sell, or transfer securities while knowing this information. In addition, CKX and its directors and officers may be liable for civil monetary or criminal penalties for insider trading by CKX personnel and other persons they supervise.

The Company’s Board of Directors has adopted this Insider Trading Policy (this “Policy”) to attempt to ensure that the Company, its directors, employees, and others working for CKX do not violate insider trading laws.

This policy does not discuss your obligation to report your transactions in CKX securities on SEC Forms 4 and 5 or your ownership of CKX on Schedules 13D or 13G, or compliance with Rule 144 in selling your CKX stock. Please see the May 10, 2017 memo to the Board from Fishman Haygood for information about those requirements.

2.	Applicability and Scope

This Policy applies to: (1) all directors; (2) all employees; (3) any other person, including service providers, who have access to the Company’s confidential information; and (4) any other person designated by the Company’s Board of Directors as subject to this Policy. The people subject to this policy are referred to as “Insiders.”

Insider trading prohibitions apply to trading in a person’s own accounts, as well as in accounts of a related person. A “Related Person” means, with respect to an Insider: (1) any family member (including children away at college), or any other person, who lives in the Insider’s household; (2) any family member or other person (no matter where they live) whose transactions in Company securities are directed by the Insider or subject to the Insider’s influence or control; (3) any entities in which the Insider or Related Person serves as a director, manager, officer, or controlling person, or is a significant equity holder, or which the Insider or Related Person otherwise influences or controls; (4) trusts of which the Insider or Related Person is a trustee; and (5) estates of which the Insider or Related Person is an executor. This Policy does not, however, apply to personal transactions of Related Persons where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to the Insider or a Related Person.

Please keep in mind that even if your family members or close friends or associates do not fall within the definition of “Related Person,” for example because they do not live with you and you do not influence or control their transactions, their trading in CKX securities may be scrutinized by authorities because of your relationship. Therefore, you should not discuss CKX with these persons. This is discussed in more detail below.

This Policy applies to transactions in all the Company’s securities, including the Company’s common stock or any other type of securities that the Company may issue in the future, including stock options, preferred stock, convertible debentures, and warrants. It also applies to derivative securities that are not issued by the Company but derive their value from the Company’s securities, such as exchange-traded put or call options or swaps. Gifts of securities are also covered by this Policy because of the possibility that a court might conclude that a “gift” was actually a disguised sale, or that the donee’s sale of the donated shares were the result of a “tip.” Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy.

3.	Explanation of the Law and Potential Penalties

a.	Insider Trading

The federal securities laws make it illegal for an insider of a company to trade in the company’s securities when the insider knows Material, Non-Public Information (defined below) about the Company. It is also illegal for a person to trade in securities of any other company, even if the company is not the person’s employer, when the person knows Material, Non-Public Information about that company, and when the person has obtained the information improperly or uses the information in violation of a duty to keep the information confidential. This could cover companies with which CKX has contractual relationships or with which CKX might be negotiating. Rule 10b5-2 under Section 10(b) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), provides that an individual has a duty of trust or confidence when he or she agrees (verbally or in writing) to keep corporate information confidential, when there is a history, pattern, or practice that creates a reasonable expectation of confidence, or when he or she receives Material, Non-Public Information from his or her spouse, parent, child, or sibling.

It is also against the law for insiders to disclose Material, Non-Public Information to another person (including a Related Person) who might trade while aware of that information. This is sometimes referred to as illegal “tipping.” Both the tipper and the person who trades could be subject to civil penalties, which may be substantial, or to criminal penalties.

Finally, it is also against the law to assist someone who is engaging in any of the activities above.

b.	Material, Non-Public Information

“Material, Non-Public Information” means information that is: (1) not available to the public at large; and (2) that could affect the market price of the security (whether positively or negatively), and which a reasonable investor would consider important in deciding whether to buy, sell, or hold the security.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all the facts and circumstances. Any information that could be expected to affect the Company’s stock price (whether positively or negatively) should be regarded as material. There are various categories of information that are particularly sensitive and, generally, should always be considered material information:

•	impending bankruptcy or financial liquidity problems;
•	projections, or changes to projections, of future earnings or losses, or other earnings guidance;
•	news of a pending or proposed merger or acquisition of a business or significant assets;
•	news of a significant sale of assets or the disposition of a material subsidiary;
•	joint ventures;
•	changes in dividend policies or the declaration of a stock split or the offering of additional securities; or a tender offer or exchange offer;
•	bank borrowings or other financing transactions out of the ordinary course;
•	changes in management;
•	news of significant extraordinary income or charges;
•	significant new products, discoveries or production facilities;
•	the gain or loss of a substantial customer or supplier;
•	developments in significant litigation or regulatory proceedings; and
•	financial results (annual, quarterly or otherwise).

The above list is illustrative only. Either positive or negative information about the Company may be material. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (the “SEC”) and others might view your transaction in hindsight with all the facts disclosed. When in doubt about whether non-public information is material, you should presume it is material.

Information is considered “public” only after it has been widely disseminated to the public through appropriate channels, and reasonable time has passed to permit the market to absorb and evaluate the information. Information generally would be considered widely disseminated if it has been disclosed through a press release over newswire services or has been disclosed in a public filing with the SEC.

Unless the Company informs you otherwise, you should assume that when the Company releases material information to the marketplace, the Company considers that the information will be fully evaluated by the marketplace at the close of one full Trading Day following the release of the information. A “Trading Day” means a day on which the NYSE American market is open for trading, and a Trading Day begins at the time trading begins and ends at the time trading ends. For example, if the Company releases material information on Monday morning before the market opens, you can assume it will have been fully evaluated by the market at the end of trading on Monday (one full Trading Day), and you may execute trades on Tuesday. If information is released during a Trading Day, you must wait until a full Trading Day has been completed before trading. For example, if information is released at noon on Monday, you may execute trades on Wednesday. The Company will inform you if it decides that a particular matter is “complex” and therefore requires more time for evaluation by the marketplace than one full Trading Day.

If you are in doubt as to whether information you have is Material, Non-Public Information, you should contact the President.

c.	Consequences of Violations

Punishment for insider trading violations can be severe, including, for example, the following:

•	For individuals who trade while in possession of Material, Non-Public Information (or tip information to others):
o	A civil penalty of up to three times the profit gained or loss avoided resulting from the violation;
o	A criminal fine of up to $5.0 million (no matter how small the profit); and/or
o	A jail term of up to 20 years.

•	For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
o	A civil penalty of up to the greater of $1.0 million or three times the profit gained or loss avoided as a result of the insider’s violation; and/or
o	A criminal penalty of up to $25.0 million.

The Company’s directors, officers and other supervisory personnel may be personally liable if they fail to take appropriate steps to prevent insider trading.

4.	Statement of Policy

It is CKX policy that Insiders may not:

●	trade CKX securities while knowing Material, Non-Public Information, or tip such information to others;
●	trade CKX securities at any time other than during a “Trading Window”;
●	trade CKX securities without first discussing the proposed trade with the President; and
●	engage in certain special transactions.

Each of these is discussed more fully below.

If an Insider possesses Material, Non-Public information when his or her service with the Company terminates, the Insider may not trade until the information becomes public or is no longer material. The requirement to discuss your proposed trade with the President does not apply to former Insiders.

a.	No Trading or Tipping When You Have Material, Non-Public Information; Confidentiality

No Insider (or Related Person) is permitted to trade, or offer to trade, securities from the time he or she becomes aware of Material, Non-Public Information until the end of one full Trading Day following the release of the Material, Non-Public Information, or until the information is no longer material.

No Insider is permitted to disclose or tip Material, Non-Public Information to any other person (including Related Persons) where the Material, Non-Public Information may be used by that person to trade in the securities of the company to which the Material, Non-Public Information relates. Insiders may not recommend the purchase or sale of the Company’s securities to any other person regardless of whether the Insider is aware of Material, Non-Public Information. Insiders also may not recommend the purchase or sale of another company’s securities when they are aware of Material, Non-Public Information about that company that they have received improperly, for example as an illegal tip, or which have a duty to keep confidential.

No Insider may disclose Material, Non-Public Information or any other form of confidential information about CKX or other companies with whom CKX has a relationship to any person, other than to an employee or contractor who has a need to know the information for the purpose of performing his or her assigned duties, without the express permission of the President or the Board of Directors. You should also take care not to inadvertently or accidentally disclose Material, Non-Public Information or other confidential information about CKX or other companies with whom it has a relationship to Related Persons, or leave it in places where others may see it.

No Insider may assist anyone in connection with any of the activities described above.

If you inadvertently disclose Material, Non-Public Information about CKX, contact the President immediately so the Company can determine whether to take corrective action.

b.	Trading Window

Since it is often difficult to determine whether an Insider possesses Material, Non-Public Information, this Policy requires Insiders to confine their trading in Company securities to a “Trading Window,” and prohibits trading any other time.

For the Company’s first, second and third fiscal quarters, the permitted Trading Window begins after forty-eight (48) hours has passed following the release of the Company’s financial results and ends at the close of trading on the 14th calendar day of the third month of the following fiscal quarter. For example, if the Company releases its first fiscal quarter results before the market opens on May 10, the Trading Window will open on May 12 and will close at the end of the trading day on June 16.

If the 14st calendar day is not a Trading Day, the Trading Window closes at the end of trading on the immediately preceding Trading Day.

For the fourth fiscal quarter ending December 31, the Trading Window ends at the close of trading on the last Trading Day of November.

The above timing results in three of the four Trading Windows during the fiscal year being open for several weeks. However, please note that because the Company’s year-end results are not released until March, the first Trading Window of the year is short, lasting only a few days in mid-March.

The safest period for trading in the Company’s securities, assuming the absence of Material, Non-Public Information, is generally the first 10 days of the Trading Window. However, trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all Insiders should use good judgment at all times.

It is important to remember that even if the Trading Window is open, Insiders may not trade in Company securities if they know Material, Non-Public Information.

The Company may impose an event-specific trading suspension and prohibit some or all Insiders from trading the Company’s securities even if the Trading Window would normally be open. This would happen if material developments are known to Insiders but have not yet been disclosed to the public (for example, a proposed purchase or sale of material assets). Insiders should not disclose to others the fact of the trading suspension.

c.	Notification Requirement for Insiders

Insiders must inform the President about their proposed trades at least 48 hours before they or their Related Persons buy, sell, donate or transfer securities of the Company, or securities of any company known or believed to be a significant customer of or significant supplier to the Company. This allows the Insider to discuss with the President whether the Insider has non-public information about the Company that is material.

Please note that discussions about a proposed trade with the President are not legal advice or an acknowledgment or opinion that an Insider does not possess Material, Non-Public Information. Insiders must ultimately make their own judgments regarding, and are personally responsible for determining, whether they know Material, Non-Public Information.

d.	Special Prohibited Transactions

Because the Company believes it is improper and inappropriate for Insiders to engage in short-term or speculative transactions involving Company securities, Insiders are prohibited from engaging in the following transactions.

i.	Margin Accounts and Pledges

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the Insider is aware of Material, Non-Public Information or otherwise is not permitted to trade in Company securities, Insiders are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

ii.	Hedging and Derivative Transactions

Hedging transactions permit an individual to hedge against a decline in stock price. Because hedging may have the appearance of a bet against the Company, hedging transactions, whether direct or indirect, involving the Company’s securities are prohibited, regardless of whether the Insider knows Material, Non-Public Information.

Derivative securities transactions, whether or not entered into for hedging purposes, may also appear improper if there is any unusual activity in the underlying equity security. Accordingly, transactions involving CKXbased derivative securities are prohibited, whether or not you know Material, Non-Public Information. Derivative securities include options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of CKX common stock. Transactions in derivative securities include trading in CKX-based option contracts, transactions in straddles or collars, and writing puts or calls.

iii.	Short Term Trading

Short-term trading of Company securities may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. Accordingly, Insiders who purchase CKX securities in the open market may not sell any CKX securities of the same class during the six months after the purchase (or vice versa). For Insiders who are also directors, officers subject to Section 16, or 10% beneficial owners, this may result in mandatory profit disgorgement under Section 16(b) of the Exchange Act.

iv.	Standing and Limit Orders

An Insider has no control over the timing of purchases or sales resulting from standing instructions and limit orders. A broker could execute a transaction when the Insider has Material, Non-Public Information. Accordingly, standing and limit orders are generally prohibited. However, if such standing and limit orders are used only for a very brief period of time in which the transaction is certain to occur in a Trading Window and can be cancelled immediately if the Company closes the Trading Window, they are permitted, although strongly discouraged.

v.	Short Sales

Short sales of Company securities (i.e., the sale of a security that the seller does not own) may demonstrate an expectation that the securities will decline in value, and therefore have the potential to signal the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to improve the Company’s performance. For Insiders who are also directors, officers subject to Section 16, or 10% beneficial owners, short sales are a violation of Section 16(c) of the Exchange Act.

5.	Rule 10b5-1 Trading Plans

This Policy does not apply to Company-approved 10b5-1 trading plans. Rule 10b5-1 under the Exchange Act permits persons to adopt automatic trading plans at times when the person does not possess Material, Non-Public Information. Company policy requires those plans to be adopted only during Trading Windows. It is recommended that Insiders adopt a “cooling off” period after entering into the plan before trading may begin. If properly adopted, a 10b5-1 trading plan can continue even after the Trading Window closes and even if the person later acquires Material, Non-Public Information. If you would like to consider establishing a 10b5-1 trading plan, contact the President for more information.

6.	Violations of this Policy

Violations of this Policy are serious. The Company will conduct an investigation that is appropriate under the circumstances of the facts surrounding a violation. Violations of this Policy, even when not a violation of insider trading laws, may result in monetary fines and/or other discipline, up to and including termination of employment. If a law conflicts with this Policy, you must comply with the law.

7.	Administration; Certifications

The Board of Directors has appointed the President to monitor compliance with this Policy. The duties of the President include:

•	Assisting the Company with the implementation of this Policy.

•

Circulating this Policy annually (or whenever it is materially amended), with a certification to be signed by each person subject to the policy in the form attached hereto as Annex A, acknowledging that he or she is subject to this Policy, has read it, and understands its requirements.

•	Notifying directors at each regular Board meeting of the next date when the Trading Window will open and then close.

•	Discussing all proposed trades in the Company’s securities with Insiders.

8.	Amendment; Review

The Board of Directors, with the assistance of the Audit Committee, periodically reviews and updates this Policy so that it reflects current standards and circumstances specific to CKX. The Company reserves the right to amend or rescind the Policy or any portion of it at any time, and to adopt different policies and procedures at any time.

* * * *

This document states a policy of CKX Lands, Inc. and is not to be regarded as legal advice.

March 14, 2019

ANNEX A

INSIDER TRADING POLICY CERTIFICATION

I have read and understand the Insider Trading Policy (the “Policy”) of CKX, Inc. (the “Company”). I agree that:

•	I will not trade, tip or otherwise disclose Material, Non-Public Information of the Company or any other company in violation of the Policy.
•	I will comply with the policies and procedures set forth in the Policy, including the Trading Window and advance notification procedures.
•	I will not engage in any transaction that is prohibited by the Policy.
•	If I am an employee, I understand and agree that my failure to comply in all respects with the Policy is a basis for termination of my employment with the Company.
•	I am aware that this signed Certification will be filed in the Company’s records.

Signature

Type or Print Name

Date

A-1